1712 PIONEER AVE. #1913, CHEYENNE WY 82001 / 11 CYPRESS POINT, AMARILLO TX 79124-4910

March 19, 2021

Jan Woo

Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance

Office of Technology
Washington, D.C. 20549

RE:             Novea Inc. - Offering Statement on Form 1-A - File No. 024-10577

Dear Chief:

On behalf of Novea Inc., I hereby request qualification of the above-referenced offering statement at 4 p.m., Eastern Time, on March 23, 2021, or as soon thereafter as is practicable.

Novea does not have any compensation arrangements that require FINRA action.

We acknowledge that we, the management, are responsible for the accuracy and adequacy of our disclosures.

Thank you for your service.

Yours truly,

NOVEA INC.

/s/ Howard Nunn

Per:
Howard Nunn
Chief Executive Officer and Director

Cc:	Jim Quinlan

Carlos Arreola